The Chubb Corporation

15 Mountain View Road

Warren, NJ 07059

August 27, 2014

Mr. Daniel Leslie

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Leslie:

This is to confirm our conversation yesterday regarding the letter dated August 7, 2014 from the staff of the Securities and Exchange Commission with respect to The Chubb Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. As discussed on our call, we will respond to the comments set forth in the letter no later than September 19, 2014.

Please feel free to contact me at 908-903-3500 or Brandon M. Peene, Assistant Counsel, at 908-903-3059 if you have any questions.

Very truly yours,

/s/ Maureen A. Brundage

Maureen A. Brundage

Executive Vice President, General Counsel

& Secretary

cc: Cecilia Blye, Chief, Office of Global Security Risk